U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

April 28, 2008

VIA EDGAR TRANSMISSION

James O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	The Masters’ Select Funds Trust (the “Trust”)
File Nos.: 333-10015 and 811-07763

Dear Mr. O’Connor:

The Trust will file an amendment on April 30, 2008 under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your April 15, 2008 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 38 to its registration statement.  PEA No. 38 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 29, 2008, and will become effective 60 days after filing, on April 30, 2008, simultaneously with PEA No. 40 to be filed this week.  The purpose of PEA No. 38 was to add the sub-advisors Reed Conner & Birdwell, LLC and Northern Cross, LLC to the Trust’s Prospectus as disclosed in the Supplements to the Trust’s Registration Statement made pursuant to Rule 497(e) of the 1933 Act and filed on June 4, 2007 (accession number 0000894189-07-001650) and October 5, 2007 (accession number 0000894189-07-002956), respectively.  Registrant is filing this PEA No. 39 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED APRIL 15, 2008

Prospectus (The Masters’ Select International Fund)

1.	Please consider further clarification of the definition of “International.” Please also include the percentage of the minimum investments in foreign stocks.

The Trust responds by revising the second paragraph under the heading “Principal Strategies” on page 8 to read:

“Based on these beliefs, the Fund’s strategy is to engage a number of proven managers as sub-advisors, each to invest in the securities of companies that they believe have strong appreciation potential.  Under normal conditions, each manages a portion of the Fund’s assets by independently managing a portfolio composed of between 8 and 15 stocks.  Under normal market conditions, the Fund will invest at least 80% of the Fund’s net assets in the securities of companies organized or located outside of the United States and doing a substantial amount of business outside of the United States, including large and small companies and companies located in emerging markets.  The managers have limited flexibility to invest in the securities of U.S. companies.  By executing this strategy the Fund seeks to:….”

Prospectus (Principal Investment Strategies) (All Funds)

2.
Please provide the definition of “distressed companies” where mentioned in the “Principal Strategies” sections for each Fund.  Please also consider including any limitations on investments in distressed companies.

The Trust responds by clarifying the definition for “distressed companies” in each Fund investment strategy description where it appears as companies that are, or are about to be, involved in reorganizations, financial restructurings or bankruptcy.

The Trust also has qualified the applicable Fund’s investments in distressed companies by indicating that each Fund may invest a small portion of its assets in distressed companies within the “Principal Strategies” sections.

Prospectus (Principal Investment Strategies) (All Funds, except the International Fund)

3.	The Staff notes that each Fund may invest in foreign securities. Please consider including any limitations of investments in foreign stocks.

The Trust responds by indicating, where appropriate, the limits of each Fund investments in foreign securities.

Prospectus (Fees and Expenses) (All Funds)

4.
To show Net Operating Expenses (i.e., annual expenses less any waivers), the Adviser’s agreement to waive such expenses must extend at least one year from the date of the prospectus.  If appropriate, please extend the expiration date of the fee waiver agreement in the footnote to the Fee Table or remove the Net Operating Expenses line and adjust the Example accordingly.

The Trust responds by extending the expiration date to end no earlier than April 30, 2009.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
For the Masters’ Select Funds Trust

cc:           John Coughlan, Litman Gregory Fund Advisors, LLC
Julie Allecta, Paul Hastings Janofsky & Walker, LLP